TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Mark Ciccone, Trustee 105 Chestnut Street, Ste 33 Needham, MA 02492	Class A Common Stock	7/24/2025	11,313	$ 182,461.78
-same as above-	Class A Common Stock	7/22/2025	10,562	$ 161,811.83
-same as above-	Class A Common Stock	7/10/2025	1,597	$ 24,066.79
-same as above-	Class A Common Stock	7/9/2025	96,935	$ 1,488,191.97
-same as above-	Class A Common Stock	7/8/2025	51,400	$ 760,964.30
-same as above-	Class A Common Stock	7/3/2025	12,242	$ 188,972.83
-same as above-	Class A Common Stock	7/3/2025	26,026	$ 401,748.63
-same as above-	Class A Common Stock	7/1/2025	65,588	$ 989,292.20
-same as above-	Class A Common Stock	7/1/2025	30,854	$ 465,384.24
-same as above-	Class A Common Stock	6/30/2025	42,202	$ 660,680.08
-same as above-	Class A Common Stock	6/30/2025	89,710	$ 1,404,426.56
-same as above-	Class A Common Stock	6/27/2025	88,040	$ 1,347,580.39
-same as above-	Class A Common Stock	6/27/2025	41,416	$ 633,932.18
-same as above-	Class A Common Stock	6/17/2025	111,478	$ 1,410,722.32